02 FEB 21 AM 8:16

14 January 2002

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02015309

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully

John W Mather
Temporary Assistant Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dw 2/26

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following director. The date of grant was 9 January 2002 and the savings contract commences on 1 May 2002:-

Name:	B Duckworth
Sharesave Options Granted:	693
Option Price Per Share:	£5.48
Total Sharesave Options Held (No. of Shares):	3227